Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

OFFERING SUMMARY

(RELATED TO THE PRICING SUPPLEMENT, NO. 2009-MTNDD414, DATED OCTOBER 16, 2009, PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

725 Buffer Notes Based Upon the Dow Jones-UBS Commodity IndexSM Due October 24, 2012

$10,000.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

General

■

The Notes are designed for investors who seek potential enhanced upside participation in any increase in the value of the Dow Jones-UBS Commodity IndexSM during the term of the Notes (the “Underlying Index”), subject to a maximum total return on the Notes of 65% (approximately 21.63% per annum on a simple interest basis) of the principal amount of the Notes. The Notes offer protection against a decline of 10% or less in the value of the Underlying Index. However, investors will lose some, and up to 90%, of their principal if the Underlying Index declines by more than 10%.

■	The Notes are not principal protected and do not pay periodic interest.

■	The Notes mature on October 24, 2012.

■

The Notes will be issued in denominations of $10,000. The minimum investment amount is $100,000. Any investment greater than the minimum investment amount is an integral multiple of $50,000 in excess thereof.

■

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

■

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

■

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

October 16, 2009

Final Terms

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Rating of the Issuer’s Obligations:	As of October 16, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page. The ratings reflect each rating agency’s view of the likelihood that Citigroup Funding Inc. and Citigroup Inc. will honor their obligations to pay the amount due on the Notes at maturity and do not address whether you will gain or lose money on your investment. The Notes are not principal protected and you may receive at maturity an amount that is less than your initial investment in the Notes.
Principal Protection:	None.
Pricing Date:	October 16, 2009.
Issue Date:	October 22, 2009.
Valuation Date:	October 16, 2012.
Maturity Date:	October 24, 2012.
Issue Price:	$10,000 per Note.
Minimum Investment Amount:	$100,000.
Underlying Index:	Dow Jones-UBS Commodity IndexSM.
Payment at Maturity:	For each $10,000 Note, $10,000 plus a Note Return Amount, which may be positive, zero or negative.
Note Return Amount:

•   If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10,000 × Index Percentage Change × Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate equals 200%. Because the maximum total return on the Notes is limited to 65% (approximately 21.63% per annum on a simple interest basis) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed $16,500 per Note.

•   If the Index Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero and the amount you receive at maturity will be $10,000 per Note.

•   If the Index Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10,000 × (Index Percentage Change + 10%).

Buffer Percentage:	10%.
Index Percentage Change:	The Index Percentage Change will equal the following fraction, expressed as a percentage: Ending Value - Starting Value Starting Value
Starting Value:	134.321, the closing value of the Dow Jones-UBS Commodity IndexSM on the Pricing Date.
Ending Value:	The closing value of the Dow Jones-UBS Commodity IndexSM on the Valuation Date.
Upside Participation Rate:	200%.
Listing:	We will not apply to list the Notes on any exchange.

Purchase Price and Proceeds to Issuer:		Per Note	Total
	Public Offering Price:	$10,000.00	$7,250,000.00
	Underwriting Discount (including the Sales Commission described below):	$225.00	$163,125.00
	Proceeds to Citigroup Funding Inc.:	$9,775.00	$7,086,875.00

Sales Commission Earned:	$200 per Note for each Note sold by Citigroup Global Markets Registered Representative.
Calculation Agent:	Citibank N.A.
CUSIP:	17313T243.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $225 for each $10,000 Note sold in this offering. Certain dealers, including broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $200 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of $200 for each Note they sell. Additionally, it is possible that Citigroup Global Markets may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” below for more information.

ADDITIONAL TERMS

You may access the pricing supplement relating to this offering by reviewing our filings for October 20, 2009 on the SEC Web site at www.sec.gov and the prospectus supplement and prospectus on the SEC Web site as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

SELECTED PURCHASE CONSIDERATIONS

•

Limited Enhanced Upside Participation.    If the Ending Value of the Underlying Index is greater than its Starting Value, at maturity you will receive for each Note you then hold the $10,000 principal amount per Note plus a Note Return Amount equal to the product of (i) $10,000 and (ii) the Index Percentage Change and (iii) 200%, subject to a maximum total return on the Notes of 65% (approximately 21.63% per annum on a simple interest basis) of the principal amount of the Notes. Therefore, in no circumstance will the payment you receive at maturity be more than $16,500 for each Note you then hold.

•

Limited Downside Protection.    The Notes offer protection against a decline of 10% or less in the value of the Underlying Index. If the value of the Underlying Index decreases by less than 10% from the Pricing Date to the Valuation Date, the Note Return Amount will be zero and the maturity payment will equal the $10,000 principal amount per Note.

•

No Principal Protection.    While the Notes provide limited protection against the decline in the value of the Dow Jones-UBS Commodity IndexSM, the Notes are not principal protected. If the value of the Underlying Index decreases by more than 10% from the Pricing Date to the Valuation Date, at maturity you will receive for each Note you then hold the $10,000 principal amount per Note plus a Note Return Amount equal to the product of (i) $10,000 and (ii) the sum of (x) the Index Percentage Change (which will be negative) and (y) 10%. Thus, if the value of the Underlying Index decreases by more than 10%, the Note Return Amount will be negative and the amount you receive at maturity will be less than $10,000 per Note. The Notes are subject to the credit risk of Citigroup Inc.

•

Description of the Dow Jones-UBS Commodity IndexSM.    Unless otherwise stated, all information on the Underlying Index provided in this offering summary is derived from Dow Jones & Company, Inc. (“Dow Jones”) and UBS Securities LLC (“UBS Securities”) or other publicly available sources. The Underlying Index is published by Dow Jones and UBS Securities and reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Underlying Index. The value of the Underlying Index is computed on the basis of hypothetical investments in the basket of commodities that make up the Underlying Index. The Notes are linked to the Underlying Index and not the Dow Jones-UBS Commodity Index Total ReturnSM. The Dow Jones-UBS Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodity IndexSM, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills. On May 6, 2009, UBS Securities acquired AIG Financial Product Corp.’s commodity business, as a result of which the Dow Jones-AIG Commodity IndexSM became re-branded as the Dow Jones-UBS Commodity IndexSM effective May 7, 2009. The Underlying Index has an identical methodology to the Dow Jones-AIG Commodity Index SM and takes the identical form and format of the Dow Jones-AIG Commodity IndexSM. The Underlying Index was established on July 14, 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Underlying Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Underlying Index for 2009 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Underlying Index are currently listed for trading on the Chicago Board of Trade (“CBOT”). The Underlying Index is calculated daily by Dow Jones, in conjunction with UBS Securities, by applying the impact of the changes to the futures prices of commodities included in the Underlying Index (based on their relative weightings) to the previous day’s Underlying Index value. Since the futures contracts included in the Underlying Index are for physical commodities, they must be rolled periodically according to a fixed schedule in order to maintain exposure to the underlying commodities without taking delivery. The rollover for each contract occurs over a period of five business days during such applicable period.

•

Certain U.S. Federal Income Tax Considerations.    The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets.

For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled prepaid forward contract, subject to a floor, on the value of the Underlying Index on the Valuation Date, pursuant to which forward contract, at maturity the U.S. Holder will receive the cash value of the Underlying Index subject to certain adjustments. The amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Under the above characterization, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

•	such gain is not effectively connected with a U.S. trade or business of such holder, and

•

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

You should refer to the pricing supplement for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

RISK FACTORS RELATING TO THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors” section of the pricing supplement and the accompanying prospectus supplement for a full description of risks.

Potential for Loss.    The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the value of the Underlying Index from the Pricing Date to the Valuation Date. If the Ending Value of the Underlying Index is less than 90% of its Starting Value, you will lose 1% of the principal amount of your Notes for every 1% that the value of the Underlying Index declines beyond 10% and the maturity payment you will receive will be less than your original investment in the Notes, thus your investment in the Notes will result in a loss. This will be true even if the value of the Underlying Index exceeded its Starting Value at one or more times over the term of the Notes.

Appreciation is Limited.    The maximum total return on the Notes will be limited to 65% (approximately 21.63% per annum on a simple interest basis) of the principal amount of the Notes. If the Ending Value of the Underlying Index exceeds its Starting Value by more than 65%, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Index and not subject to a maximum return or in the stocks comprising the Underlying Index (See the examples under “Hypothetical Maturity Payment Examples” below).

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

Citigroup Inc. Credit Risk.    The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Potential for a Lower Comparative Yield.    Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Value of the Underlying Index does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

Exchange Listing and Secondary Market.    The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets Inc. intends to make a secondary market in the Notes, it is not obligated to do so.

The Resale Value of the Notes May Be Lower Than Your Initial Investment.    Due to, among other things, changes in the value of the Underlying Index, interest rates, disruptions in futures contracts trading, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the Notes and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10,000 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the futures contracts included in the Underlying Index or other instruments, such as options, swaps or futures, based upon the Underlying Index or the futures contracts included in the Underlying Index, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank’s role as the Calculation Agent for the Notes may result in a conflict of interest.

The United States Federal Income Tax Consequences of the Notes Are Uncertain.    No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or in the pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and in the pricing supplement, and that any such guidance could have retroactive effect.

Special Considerations Related to the Dow Jones-UBS Commodity IndexSM.

•

The Notes are linked to the Dow Jones-UBS Commodity IndexSM and not to the Dow Jones-UBS Commodity Index Total ReturnSM. Thus, the return on the Notes, if any, will not reflect a total return on the index, which would include interest on cash collateral.

•

The Notes are not futures contracts and will not be regulated by the Commodity Futures Trading Commission. You will not own or have any beneficial or other legal interest in the futures contracts or commodities underlying the Dow Jones-UBS Commodity IndexSM.

•

Market prices of the commodity futures contracts underlying the Dow Jones-UBS Commodity IndexSM are highly volatile and may fluctuate rapidly based on a variety of factors including changes in supply and demand relationships; weather; and domestic and foreign political and economic events and policies. This may in turn result in volatile changes in the value of the Dow Jones-UBS Commodity IndexSM and thus reduce the amount you receive at maturity of the Notes.

•

If the market prices for the commodity futures contracts underlying the Dow Jones-UBS Commodity IndexSM cease to be lower in distant delivery months than in nearer delivery months, the value of the Dow Jones-UBS Commodity IndexSM would likely decrease, thus, decreasing the amount you receive at maturity of the Notes.

•

The commodity futures contracts that underlie the Dow Jones-UBS Commodity IndexSM are subject to extensive statutes, regulations, and margin requirements. Additionally, the Underlying Index will include commodity contracts on physical commodities on trading facilities located outside the United States. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. The effects of any future regulatory change or of any disruption in foreign market trading on the value of the Notes is impossible to predict, but could be substantial and adverse to your interests as a holder of the Notes.

Hypothetical Maturity Payment Examples

The examples and graph below show hypothetical maturity payments on the Notes for a range of Ending Values of the Underlying Index. The following examples and graph are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate and maximum total return. All of the hypothetical examples and the graph below are based on the following assumptions:

•	Issue Price: $50,000 per Note

•	Starting Value: 130.00

•	Upside Participation Rate: 200%

•	Buffer Value: 10%

•	Maturity: 3 years

•	Maximum Total Return: 60%

Table of Hypothetical Payments at Maturity(1)

Hypothetical Ending Value of the Dow Jones-UBS Commodity IndexSM	Hypothetical Dow Jones-UBS Commodity IndexSM Percentage Change	Hypothetical Return on Notes(2)	Hypothetical Per Annum Return on the Notes(3)	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0.000	-100.00%	-90.00%	-30.00%	-$45,000.00	$5,000.00
65.000	-50.00%	-40.00%	-13.33%	-$20,000.00	$30,000.00
78.000	-40.00%	-30.00%	-10.00%	-$15,000.00	$35,000.00
91.000	-30.00%	-20.00%	-6.67%	-$10,000.00	$40,000.00
104.000	-20.00%	-10.00%	-3.33%	-$5,000.00	$45,000.00
107.250	-17.50%	-7.50%	-2.50%	-$3,750.00	$46,250.00
110.500	-15.00%	-5.00%	-1.67%	-$2,500.00	$47,500.00
113.750	-12.50%	-2.50%	-0.83%	-$1,250.00	$48,750.00
117.000	-10.00%	0.00%	0.00%	$0.00	$50,000.00
120.250	-7.50%	0.00%	0.00%	$0.00	$50,000.00
123.500	-5.00%	0.00%	0.00%	$0.00	$50,000.00
126.750	-2.50%	0.00%	0.00%	$0.00	$50,000.00
130.000	0.00%	0.00%	0.00%	$0.00	$50,000.00
133.250	2.50%	5.00%	1.67%	$2,500.00	$52,500.00
136.500	5.00%	10.00%	3.33%	$5,000.00	$55,000.00
139.750	7.50%	15.00%	5.00%	$7,500.00	$57,500.00
143.000	10.00%	20.00%	6.67%	$10,000.00	$60,000.00
156.000	20.00%	40.00%	13.33%	$20,000.00	$70,000.00
169.000	30.00%	60.00%	20.00%	$30,000.00	$80,000.00
182.000	40.00%	60.00%	20.00%	$30,000.00	$80,000.00
195.000	50.00%	60.00%	20.00%	$30,000.00	$80,000.00
208.000	60.00%	60.00%	20.00%	$30,000.00	$80,000.00
221.000	70.00%	60.00%	20.00%	$30,000.00	$80,000.00
234.000	80.00%	60.00%	20.00%	$30,000.00	$80,000.00
247.000	90.00%	60.00%	20.00%	$30,000.00	$80,000.00

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	The percentage return for the entire term of the Notes limited to the hypothetical 60% maximum total return.
(3)	Calculated on a simple interest basis.

HISTORICAL DATA ON THE DOW JONES-UBS COMMODITY INDEXSM

The following table sets forth the high and low closing values of the Underlying Index for each month in the period from January 2004 through October 2009. These historical data on the Dow Jones-UBS Commodity IndexSM are not indicative of the future performance of the Dow Jones-UBS Commodity IndexSM or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Underlying Index during any period set forth below is not an indication that the Underlying Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009
	High	Low	High	Low	High	Low	High	Low	High	Low	High		Low
January	142.310	136.818	148.308	142.180	174.224	167.005	166.094	155.880	192.483	181.157	123.458		110.292
February	146.445	137.297	156.886	142.412	172.555	159.726	173.503	163.863	216.462	189.845	113.143		102.551
March	151.691	143.887	165.246	155.779	167.351	158.780	172.328	165.935	219.093	197.334	114.204		101.999
April	151.567	144.194	162.389	151.961	180.014	164.723	174.351	170.830	215.210	199.566	113.763		107.494
May	152.368	146.902	152.610	146.078	187.628	174.572	174.819	170.082	220.410	204.003	124.932		114.129
June	154.994	143.289	161.403	152.390	178.913	165.352	176.484	168.522	234.115	212.954	131.116		120.964
July	147.800	144.229	160.175	154.107	179.962	170.890	174.536	168.736	237.953	203.180	126.475		113.237
August	149.104	142.634	172.158	160.824	179.534	168.868	170.820	161.062	204.346	187.152	132.918		125.170
September	153.175	140.991	179.069	165.901	170.647	156.587	179.715	166.848	183.773	167.391	129.539		122.931
October	159.294	152.005	178.816	166.516	169.786	156.075	183.524	172.123	167.484	126.196	134.321	*	124.174	*
November	156.223	149.589	167.611	163.358	175.214	166.163	184.918	177.247	137.628	117.454
December	149.883	141.271	180.240	168.383	174.590	165.755	185.568	176.216	118.201	106.092

*	Through October 16, 2009.

On October 16, 2009, the closing value of the Dow Jones-UBS Commodity IndexSM was 134.321.

Historical Graph

The following graph illustrates the historical performance of the Underlying Index based on the daily closing values from January 2, 2004 through October 16, 2009. Past values of the Dow Jones-UBS Commodity IndexSM are not indicative of future Dow Jones-UBS CommoditySM Index values.

Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $7,250,000 principal amount of Notes (725 Notes) at $9,775 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Final Terms” above and some of the Notes to certain dealers, including broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of $200 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $200 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of $200 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

Discontinuance of the Dow Jones-UBS Commodity IndexSM

If Dow Jones and UBS Securities discontinue publication of the Dow Jones-UBS Commodity IndexSM or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Dow Jones-UBS Commodity IndexSM, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.” Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Dow Jones and UBS Securities discontinue publication of the Dow Jones-UBS Commodity IndexSM and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Dow Jones-UBS Commodity IndexSM, the value to be substituted for the Dow Jones-UBS Commodity Index SM for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If Dow Jones and UBS Securities discontinue publication of the Dow Jones-UBS Commodity IndexSM prior to the Valuation Date and the Calculation Agent determines that no successor index is available at that time, the Calculation Agent will determine the value that is to be used in computing the value of the Dow Jones-UBS Commodity IndexSM or the relevant index as described in the preceding paragraph.

If a successor index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones-UBS Commodity IndexSM may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation of the Dow Jones-UBS Commodity IndexSM

If at any time the method of calculating the Dow Jones-UBS Commodity IndexSM or a successor index is changed in any material respect, or if the Dow Jones-UBS Commodity IndexSM or a successor index is in any other way modified so that the value of the Dow Jones-UBS Commodity IndexSM or the successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a commodity index comparable to the Dow Jones-UBS Commodity IndexSM or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones-UBS Commodity IndexSM or the successor index. Accordingly, if the method of calculating the Dow Jones-UBS Commodity IndexSM or the successor index is modified so that the value of the Dow Jones-UBS Commodity IndexSM or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets, affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement for more information.

License Agreement

“Dow Jones,” “UBS,” “Dow Jones-UBS Commodity IndexSM,” and “Dow Jones-UBS Commodity Total Return IndexSM” are service marks of Dow Jones & Company, Inc. and UBS AG, as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc. These service marks have been licensed for use for certain purposes by Citigroup Global Markets Inc. The notes have not been passed on by Dow Jones & Company, Inc., UBS AG, UBS Securities LLC or any of their subsidiaries or affiliates. The notes are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., UBS AG, UBS Securities LLC or any of their subsidiaries or affiliates and none of Dow Jones & Company, Inc., UBS AG, UBS Securities LLC or any of their subsidiaries or affiliates, makes any warranties or bears any liability with respect to the notes.

NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND CITIGROUP GLOBAL MARKETS INC., OTHER THAN UBS AG.

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